

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

Via U.S. Mail and Facsimile

Kenneth A. Martinek
President and Chief Executive Officer
Northeast Community Bancorp, Inc.
325 Hamilton Avenue
White Plains, NY 10601

> **Re:** **Northeast Community Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 000-51852**

Dear Mr. Martinek:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Michael Seaman
Special Counsel

cc: Sean P. Kehoe, Esq.
Erich M. Hellmold, Esq.
Kilpatrick Stockton LLP